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                                                          1515 E. WOODFIELD ROAD
MELTZER, PURTILL & STELLE LLC                                       SECOND FLOOR
                                                SCHAUMBURG, ILLINOIS  60173-5431
                                                                  (847) 330-2400
                                                              FAX (847) 330-1231
Client No:        31915-002
Direct Dial:      847/330-2420
E-mail:           sgoodman@mpslaw.com
                  -------------------

                                January 20, 2006



Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
Attention:  Christian Sandoe

                           RE:      Keeley Small Cap Value Fund, Inc.
                                    Securities Act Registration No. 33-63562
                                    Investment Company Act File No. 811-7760
                                    Filing under Rule 485(a)

Ladies and Gentlemen:

         The information below are responses to a telephone conference between Mr. Sandoe and Lesli McLinden of UMB Fund Services, Inc.
on January 18, 2006.

THE FOLLOWING COMMENTS APPLY TO THE PROSPECTUS

COMMENT NO. 1. The first paragraph of the prospectus under the "Investment Objective" includes the following language,

         This Fund seeks capital appreciation by investing at least 80% of its net assets plus the amount of any borrowings for investment purposes in companies with small market capitalization ($2.0 billion or less, measured at the time of each investment).

All of the language following the term "capital appreciation" is not part of the investment objective; rather it is investment strategy and should be eliminated from this section.

RESPONSE: The language referred to above has been deleted from that section and the reference to the size of issuers has been added to the first paragraph of the next section Section entititled "Principal Investment Strategy and Policies".

COMMENT NO 2. Under the section entitled, "Portfolio Holdings," the prospectus states that a description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the Fund's SAI. Is a description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities available on the Fund's web site? If so, include a reference to the website in the prospectus.

RESPONSE: The Fund repeats the information regarding its portfolio holdings disclosure policies and procedures which are in the prospectus on its website, but does not include the more detailed information which is included in the SAI. The SAI is available on the Fund's website. Since a reference to the Fund's website would not give the investor more information than that which is in the prospectus unless the investor reviewed the SAI, and the reference to the SAI is contained in the prospectus, no change has been made in response to this comment.

COMMENT NO. 3. Has the Fund included language in its annual or semiannual report which describes the renewal of the investment advisory contract? If so, please make a statement to that effect.

RESPONSE: The Fund last approved the renewal of the investment advisory contract at a board meeting held on November 8, 2005. The Fund's fiscal year ended September 30, 2005; consequently, this approval occurred during the first 6 month period of fiscal 2006, and will be included in the semi-annual report of the Fund for the period ended March 31, 2006. The following sentence will be added to the prospectus:

         A discussion of the factors considered by the board in renewing the contract will be included in the Fund's semi-annual report for the period ending March 31, 2006.

COMMENT NO. 4.    The SEC's telephone number has changed to 1-202-551-8090.
Please make the appropriate change in the prospectus.

RESPONSE:   The change has been made.

THE FOLLOWING COMMENTS APPLY TO THE STATEMENT OF ADDITIONAL INFORMATION

COMMENT NO. 5.    Under the heading "Disclosure of Portfolio Holdings",
describe the terms of any confidentiality agreements between the Fund and its service providers.

RESPONSE: The following sentence has been added to this Section:

         The Fund's contracts with its administrator, transfer agent and custodian include provisions which require that they treat all information which they receive from the Fund as confidential, not use that information for any purpose other than to perform their obligations under their contracts with the Fund, and not disclose that information to any third party without written authorization from the Fund or pursuant to court order.

COMMENT NO. 6. The following sentence is included in the SAI under the heading "Disclosure of Portfolio Holdings":

         The Fund discloses portfolio information to third party service providers (including the Fund's administrator, auditor and pricing service) for legitimate business purposes.

The use of the parenthetical and the word "including" suggests that the list is not complete. Provide a complete list of the persons to whom portfolio information is disclosed.

RESPONSE:  The sentence has been revised to provide as follows:

         The Fund discloses portfolio information to its administrator, transfer agent, custodian, pricing services and auditors, who are service providers to the Fund, for legitimate business purposes.

COMMENT NO. 7. Disclose specific person or persons who can make disclosure of portfolio information.

RESPONSE:  The following sentence has been added to this section:

         Officers of the Fund and the adviser provide this information to the rating agencies and service providers in accordance with the Fund's policies and procedures.

COMMENT NO. 8. Language under the section entitled "Portfolio Manager" should describe more closely the potential conflicts that may exist, as opposed to describing ones that do not exist.

RESPONSE: The adviser believes that no actual conflict has occurred, and that the only potential conflict anticipated by the Fund involves the purchase or sale of the same securities for different clients under circumstances in which there is not sufficient volume to fill all of the orders at the same price. That conflict has been addressed in this section. In order to clarify this matter, the following sentence, which provides as follows:

         It is possible that conflicts may arise between the Fund, KEELEY Mid Cap Value Fund, the pooled investment vehicles and individual accounts if the portfolio manager intends to purchase the same securities for a number of the accounts or to sell the same securities from a number of accounts.

has been revised as follows:

         A conflict will arise if the portfolio manager decides to sell a security which the Fund holds or purchase a security for the Fund at the same time that such security is to be purchased or sold by KEELEY Mid Cap Value Fund, the pooled investment vehicles and individual accounts and there is not sufficient trading volume to permit the fill of all of the orders at the same time without affecting the price.

The following new sentence has been added to that Section:

         If it is not possible to fill all of the orders for the same security for the Fund and other accounts managed by the Adviser, the securities purchased or sold will be allocated among the purchasers or sellers proportionate to the number of shares which each requested to purchase or sell.

COMMENT NO. 9: The last sentence of the first paragraph under the heading "Portfolio Transactions" indicates that the Adviser may allocate brokerage to broker-dealers who have sold shares of the Fund. Please indicate whether the Fund has adopted appropriate procedures under Rule 12b-1(h).

RESPONSE: The following sentence has been added:

         In accordance with the provisions of Rule 12b-1(h), the Fund has implemented and the board of directors of the Fund has approved policies and procedures reasonably designed to prevent the use of brokerage on Fund securities transactions to promote or sell shares of the Fund.

On behalf of the Fund, we acknowledge that:
o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and
o the Fund may not assert staff comments or the acceleration of the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commisssion or any person under the federal securities laws of the United States.


The post-effective amendment was filed with the Commission on December 2, 2005, under Rule 485(a), and should become automatically effective on January 31, 2006. The Fund expects to file another post-effectve amendment to update the information which was incompete in this filing on January 31, 2006, pursuant to Rule 485(b). Both amendments will become effective without acceleration by the Commission on January 31, 2006. We propose that the changes referred to in this filing be made in the post-effective amendment to be filed on January 31, 2006. In order to have current printed prospectus available on January 31, 2006, it is necessary for the Fund to begin printing by Wednesday or next week. Consequently, we would appreciate your reviewing our suggested changes to the prospectus (the first 4 comments referred to in this letter) and confirming with us that the changes are acceptable.

If you have any questions about this letter, please call the undersigned at 847-330-2420. We will contact you on Monday about this filing.

                                        Very truly yours,

                                        /s/MELTZER, PURTILL & STELLE LLC



                                        Stephen E. Goodman





SEG/cj


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